EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine
	Months Ended
	September 30,	Year Ended December 31,
(in millions)	2016	2015	2014	2013	2012	2011
Earnings:
Net income	$711	$888	$1,450	$828	$830	$858
Income tax (benefit) provision	(105)	(27)	345	268	237	440
Fixed charges	1,088	1,284	1,206	1,012	931	919
Pre-tax earnings required to cover
cover the preferred stock
dividend of consolidated
subsidiaries	(10)	(14)	(15)	(16)	(15)	(17)
Total earnings	$1,684	$2,131	$2,986	$2,092	$1,983	$2,200
Fixed charges:
Interest on short-term
borrowings and long-term
debt, net	$1,036	$1,218	$1,140	$942	$859	$846
Interest on capital leases	3	4	6	7	9	16
AFUDC debt	39	48	45	47	48	40
Pre-tax earnings required to
cover the preferred stock
dividend of consolidated
subsidiaries	10	14	15	16	15	17
Total fixed charges	$1,088	$1,284	$1,206	$1,012	$931	$919
Ratios of earnings to
fixed charges	1.55	1.66	2.48	2.07	2.13	2.39

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, "earnings" represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.